

May 26, 2015

Thomas S. Timko
Vice President, Controller
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

  Re: General Motors Company
    Form 10-K for the Year Ended December 31, 2014
    Filed February 4, 2015
    File No. 001-34960

Dear Mr. Timko:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Exhibit 12

1. Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2012, please revise to disclose the dollar amount of the deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

Form 8-K filed April 23, 2015

2. We note from the press release included in exhibit 99.1 that EBIT-adjusted is the first measure presented in the exhibit, prior to net income. As required by instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise to present GAAP net income with equal or greater prominence to the non-GAAP measure EBIT-adjusted.

3. We further note from page 1 of exhibit 1 of your first quarter 2015 earnings release that you reconcile EBIT-adjusted to Income (loss) before income taxes. Please note that the most directly comparable GAAP measure would be net income (loss). Refer to Question 103.02 outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm and revise appropriately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief